

March 21, 2024

Harout Diramerian
Chief Financial Officer
Hudson Pacific Properties, Inc.
Hudson Pacific Properties, L.P.
11601 Wilshire Blvd., Ninth Floor
Los Angeles, CA 90025

> **Re: Hudson Pacific Properties, Inc.**
> **Hudson Pacific Properties, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed on February 16, 2024**
> **File No. 001-34789 and 333-202799-01**

Dear Harout Diramerian:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Goodwill and Acquired Intangible Assets, page F-22

1. We note your disclosure that no impairment resulted during the years ended December 31, 2023, 2022 and 2021. We also note in your fourth quarter 2023 earnings call transcript, your CEO's statement relative to the studio segment's financial performance in 2023 and projection for 2024. "Turning to our studio segment, following SAG's contract ratification in December, production companies have been slow to greenlight new productions, and in January, production counts remained approximately 20% below 2021 and 2022. Based on the level of activity we're seeing real time, we now anticipate that production levels may not materially improve until the second half of the year." Given the reduction in studio income in 2023 and slower ramp up in 2024, please tell us how you considered the guidance in ASC 350-20-35-30 when assessing your goodwill for impairment. Please include within your response how you considered your market capitalization compared to your book value when performing the impairment analysis.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction